 Exhibit 99.4

Item 4. English translation of an excerpt of the minutes of the meeting of the Board of Directors of Central Puerto S.A. that approved the 2017 Financial Statements, dated March 12, 2018, submitted to the Argentine securities regulator (the Comisión Nacional de Valores, or the CNV) on March 12, 2018.

Relevant Part of the Minutes of the Board of Directors of Central Puerto S.A. on March 12, 2018

Minutes no. 328: In the City of Buenos Aires, on March 12, 2018, the Board of Directors of CENTRAL PUERTO (the “Company” or “CPSA”, indistinctly) convened. The following directors were present: Gonzalo PERES MOORE, Jorge BLEDEL, Osvaldo Arturo RECA, Juan José SALAS, Miguel DODERO, Rufino ESCASANY, Gonzalo SUNDBLAD, Jorge Eduardo VILLEGAS, Cristian LOPEZ SAUBIDET, Mario ESPADA and Liliana MURISI. The following members of the Statutory Audit Committee also attended the meeting: Eduardo EROSA, Cesar HALLADJIAN and Marcelino DIEZ. There being enough quorum to hold the meeting and it being 9.30 a.m, the meeting was commenced and the following item on the agenda was submitted for consideration: 2) CONSIDER THE REPORT AND ITS EXHIBIT, THE CONSOLIDATED INCOME STATEMENT, THE CONSOLIDATED COMPREHENSIVE INCOME STATEMENT, THE CONSOLIDATED BALANCE SHEET, THE CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY, THE CONSOLIDATED CASHFLOW STATEMENT, NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Y EXHIBITS, THE SEPARATE INCOME STATEMENT, THE SEPARATE COMPREHENSIVE INCOME STATEMENT, THE SEPARATE BALANCE SHEET, THE SEPARATE CASH FLOW STATEMENT, NOTES TO FINANCIAL STATEMENTS AND EXBHITIS, INFORMATION REPORT AND ADITTIONAL INFORMATION TO THE NOTES TO FINANCIAL STATEMENTS- SECTION No. 12, CHAPTER III, TITLE IV OF RG No. 622, ARGENTINE SECURITIES COMMISSION AS AT DECEMBER 31, 2017. Mr. Gonzalo PERES MOORE took the floor and informs that it is the Board of Directors’ responsibility to consider and approve the Report and its exhibit on the Corporate Governance Code, the Balance Sheet, the Comprehensive Income Statement, Statement of Shareholders’ Equity, Cash flow Statement, Supplementary Notes, Exhibits, Information Review and Additional Information to the Notes to Financial Statements according to Section no. 12, Chapter III, Title IV, RG no. 622 of the Argentine Securities Commission and Section 68 of Buenos Aires Stock Exchange. All of these documents are for the period ended December 31, 2017 and they were previously known by Directors. Having acknowledged the report issued by the Statutory Audit Committee and the Certifying Accountant’s opinion and, after a brief discussion, the Board of Directors decided unanimously to Report and its Exhibit on the Corporate Governance Code, the Balance Sheet, the Income Statement, the Comprehensive Income Statement, Cash flow Statement, the Information Review and Additional Information to the Notes to the Financial Statements in accordance with Section no. 12, Chapter III, Title IV, RG no. 622 of the Argentine Securities Commission and Section 68 of Buenos Aires Stock Exchange corresponding to such period (…) There being no further business to discuss, the meeting was adjourned at 11 a.m.

Gonzalo Peres Moore
President
Central Puerto S.A.